

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

Via Email
Mr. W. Major Chance
Chief Executive Officer
ActivCare at Bressi Ranch, LLC
9619 Chesapeake Drive
San Diego, CA 92123

> **Re:** **ActivCare at Bressi Ranch, LLC**
> **Response Letter filed November 4, 2011 for**
> **Offering Statement on Form 1-A**
> **Filed October 19, 2011**
> **File No. 024-10299**

Dear Mr. Chance:

We have reviewed your offering statement and your response letter, filed November 4, 2011 and dated November 2, 2011, to our comment letter dated October 31, 2011 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.	Please revise your offering circular to include a brief summary of the market study and the appraisal, filed as Appendix G1 and Appendix G2 to the Offering Statement. Please also include in the summary cautionary language regarding both of these studies and the projections included in the studies.

Risk Factors

There are limitations regarding pro forma financial statements and projections …, page 17

2.   Please revise this risk factor discussion to address the risks that the projections in Market Study and the Appraisal may not be accurate and that the company's results may be substantially different from those presented in the projections.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jamie Kessel at (202) 551-3727or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any other questions.

                                Sincerely,

                                /s/ David Link for

                                John Reynolds
                                Assistant Director